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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 3 2006
WASH, D.C.
209

SECUI. ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Sonterra Boulevard, Suite 230
(No. and Street)

San Antonio (City) Texas (State) 78258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. David Gartley 210/490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E, Ste 202 (Address) San Antonio, (City) Texas (State) 78232 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA LYNNE WHITE
MY COMMISSION EXPIRES
April 24, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required by SEC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc. (the Company), as of June 30, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Champion Group, Inc. as of June 30, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Darilek Butler

San Antonio, Texas
August 16, 2006

THE CHAMPION GROUP, INC.

Statement of Financial Condition
June 30, 2006

ASSETS		
Current Assets:		
Cash	$	74,177
Cash - Restricted for Retirement Plan		43,909
Accounts Receivable - Commissions		571
Accounts Receivable - Employees		15,200
Prepaid Expenses		44,114
Total Current Assets		177,971
Fixed Assets:		
Office Equipment		92,484
Furniture & Fixtures		16,435
Leasehold Improvements		26,098
Total Fixed Assets		135,017
Accumulated Depreciation		(105,547)
		29,470
Other Assets:		
Security Deposits		7,427
Investments		9,040
	$	223,908
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	1,386
Accrued Liabilities		43,309
Income Tax Payable - Current		4,792
Total Current Liabilities		49,487
Long-Term Liabilities:		
Deferred Tax Liability		980
Total Liabilities		50,467
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		81,500
Other Comprehensive Income		870
Retained Earnings		87,571
Total Stockholders' Equity		173,441
	$	223,908

THE CHAMPION GROUP, INC.

Statement of Income
Year Ended June 30, 2006

Revenues		
Commission Income	$	3,389,043
Interest Income		535
		3,389,578
Expenses		
Advertising		4,908
Business Promotion		34,750
Commissions		2,795,122
Contract Labor		1,144
Depreciation		9,528
Dues and Subscriptions		2,225
Other Taxes		5,072
Insurance - Medical		34,242
Insurance - Liability		8,289
Licenses and Examination Fees		27,504
Office		43,924
Payroll Taxes		119,057
Pension Expense		16,000
Postage and Shipping		7,527
Professional Fees		53,579
Repairs and Maintenance		1,828
Salaries		90,928
Stock Exchange Fees		301
Storage and Equipment Rental		55,405
Training and Education		3,767
Travel and Entertainment		15,451
		3,330,551
Income (Loss) Before Provision for Federal Income Taxes		59,027
Provision for Federal Income Taxes		
Current Federal Income Tax Expense		4,792
Deferred Federal Income Tax Expense		2,551
Total Federal Income Tax Expense		7,343
Net Income (Loss)	$	51,684

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2006

	Common Stock	Additional Paid-in Capital	Other Comprehensive Income	Retained Earnings	Total
Balance - June 30, 2005	$ 3,500	$ 81,500	$ -	$ 35,887	$ 120,887
Net Income (Loss)	-	-	-	51,684	51,684
Unrealized Gain on Investments	-	-	870	-	870
Balance - June 30, 2006	$ 3,500	$ 81,500	$ 870	$ 87,571	$ 173,441

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Cash Flows
Year Ended June 30, 2006

Cash Flows from Operating Activities:		
Net Income (Loss)	$	51,684
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		9,528
(Increase) Decrease in:		
Accounts Receivable - Commission		(34)
Accounts Receivable - Employees		(9,393)
Investments		(4,800)
Security Deposits		3,113
Prepaid Expenses		(19,088)
Deferred Income Taxes		1,571
Increase (Decrease) in:		
Accounts Payable		(1,258)
Accrued Liabilities		28,753
Income Tax Payable - Current		4,792
Deferred Tax Liability		980
Net Cash Provided (Used) by Operating Activities		65,848
Cash Flows from Investing Activities:		
Purchase of Fixed Assets		(29,974)
Net Cash Provided (Used) by Investing Activities		(29,974)
Net Increase (Decrease) in Cash		35,874
Cash Balance - June 30, 2005		82,212
Cash Balance - June 30, 2006	$	118,086
Reconciliation to Statement of Financial Condition:		
Cash	$	74,177
Cash - Restricted for Retirement Plan		43,909
Total Cash	$	118,086

Supplemental Disclosures For Statement of Cash Flows:

Noncash Investing Activity:
The Company recorded an unrealized gain on investments of $870.

THE CHAMPION GROUP, INC.

Notes to Financial Statements
June 30, 2006

Note A - Organization and Summary of Significant Accounting Policies

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988 to engage in the broker/dealership of direct participation programs. The Company is also registered to sell mutual funds, stocks, and fully disclosed general securities on a commission basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the related assets. Depreciation is computed using the Modified Accelerated Cost Recovery System (MACRS) method of depreciation prescribed by the Internal Revenue Service for both financial and income tax reporting purposes; this method, which prescribes useful lives for the assets, does not materially differ from GAAP.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Accounts Receivable

Uncollectible accounts receivable are written off and charged to operations at the time amounts are determined to be a loss to the Company. Actual amounts charged off are reported for income tax purposes. Management's judgment in determining the adequacy of, or need for, a reserve is based on their evaluations of the collectibility of accounts receivable on an account by account basis.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to depreciable lives of fixed assets and bad debt estimates. Accordingly, upon settlement, actual results may differ from estimated amounts.

Advertising Costs

Advertising costs are expensed as incurred and were $4,908 during the year.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2006.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B - Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. As part of this arrangement, the Company is provided with office facilities and long distance telephone service at no charge. During the year ended June 30, 2006, the Company received commissions totaling $3,379,971 from the sale of joint venture interests issued by Combined.

During the year ended June 30, 2006, the Company paid $16,500 to the father of the President of the Company for professional services.

Note C - Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax expense at statutory rate	$ 8,854
Permanent Differences	711
Temporary Differences	(3,202)
Benefit Derived from NOL utilized	(1,571)
Net Current Tax Expense	$ 4,792

The Company's deferred tax expense is composed of the following:

Change in tax effect of:	
NOL Carryforward	$ 1,571
Temporary Depreciation Differences	980
	$ 2,551

The components of the deferred tax liability are as follows:

Temporary Differences – Depreciation	$ 980

The Company utilized net operating loss carryforwards totaling $10,475 during the year, which resulted in a reduction of $1,571 in federal income taxes. The Company has no remaining net operating loss carryforwards.

Note D - Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note B). During 2006, commissions from the sale of joint venture interests that Combined issued aggregated $3,379,971 or 99.7% of total commission income.

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2006, the Company had net capital of $76,794, which was $71,794 in excess of its required net capital of $5,000. The Company's net capital ratio was .64 to 1.

Note F - Operating Leases

The Company leases office equipment accounted for under operating leases expiring in various years through 2009. For the year ended June 30, 2006, rental expense for those leases was $53,040.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of 1 year as of June 30, 2006 for each of the remaining years and in the aggregate are:

Year Ended June 30,		Amount
2007	$	9,004
2008		2,821
2009		63
Total minimum future rental payments	$	11,888

Note G - Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At June 30, 2006, deposits at one bank exceeded FDIC coverage by $45,049.

Note H - Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made contributions to the plan of $16,000 for the fiscal year ended June 30, 2006.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

We have audited the accompanying financial statements of The Champion Group, Inc. for the year ended June 30, 2006, and have issued our report thereon dated August 16, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darilek Butler

San Antonio, Texas
August 16, 2006

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
June 30, 2006

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$ 173,441
Add: Other Deductions or Allowable Credits – Deferred Income Tax Liability	980
Less: Nonallowable Assets	96,281
Net Capital before Haircuts on Securities	78,140
Haircuts on Securities	(1,346)
Net Capital	76,794
Less: Net Assets not Allowable for Net Capital (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 71,794

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable and Accrued Expenses	$ 44,695
Income Tax Payable – Current	4,792
Total Aggregate Indebtedness	$ 49,487
Ratio: Aggregate Indebtedness to Net Capital	**.64 to 1**

THE CHAMPION GROUP, INC.

Schedule II - Other Reporting Requirements
June 30, 2006

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. Since the Company does not hold customer securities or have customer accounts, all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$	76,924
Difference		(130)
Net Capital per Schedule I	$	76,794

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors
The Champion Group, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of The Champion Group, Inc. (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Limited Liability Company • Members AICPA PCPS and TSCPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5
(CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
August 16, 2006

Padgett Stratemann Butler